UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed on its current report on Form 6-K dated December 6, 2021, on December 2, 2021, Jiuzi Holdings Inc. (the “Company”) and YA II PN, Ltd. (“YA”) entered into a Securities Purchase Agreement, pursuant to which the Company issued to YA certain convertible debentures (“Convertible Debentures”) in the principal amount of up to $6,000,000. Concurrently, the Company and YA entered into a Registration Rights Agreement, pursuant to which YA is entitled to piggy-back registration rights if there is no effective registration statement covering the securities upon conversion of the Convertible Debentures.

On August 16, 2022, the Company and YA entered a waiver agreement(the “Waiver”), pursuant to which YA waives the Company’s restriction under Section 2(f) of the Registration Rights Agreement, in connection with the shell registration to be conducted by the Company. In exchange for the waiver, so long as the Convertible Debentures are still outstanding, the Company agrees to refrain from selling any securities under any shelf registration without YA’s prior written consent.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Registration Rights Agreement Between Jiuzi Holdings Inc. and YA II PN, Ltd. dated as of December 3, 2021
99.2	Waiver between Jiuzi Holdings Inc. and YA II PN, Ltd. dated as of August 16, 2022

*	Filed as an exhibit to the Registrants current report on Form 6-K filed on December 6, 2021, and hereby incorporated for reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2022	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

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